SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Attached is the Company’s Press Release dated January 27, 2006, entitled “ViryaNet Reports Results of its Third Fiscal Quarter of 2005”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: January 30, 2006	By:	/S/ ALBERT A. GABRIELLI
Name: Albert A. Gabrielli Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the Company dated January 27, 2006, entitled “ViryaNet Reports Results of its Third Fiscal Quarter of 2005”

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy

ViryaNet	ViryaNet

Chief Financial Officer Communications	VP, Marketing

508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET REPORTS RESULTS OF ITS

THIRD FISCAL QUARTER OF 2005

Revenue results reflect sequential quarter and year-over-year growth.

Southborough, Mass. — January 27, 2006 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and field service delivery, today announced financial results of its third fiscal quarter of 2005.

Total revenues were $4.0M for the third quarter, ended September 30, 2005, a 41% increase from $2.8M recorded for the third quarter of 2004, and a 17% increase from $3.4M recorded for the second quarter of 2005. For the first nine months of 2005, total revenues were $11.1M, a 13% increase from the $9.8M of revenue recorded for the comparable period in 2004.

For the third quarter of 2005, the Company reported a net loss of $2.0M, or $0.30 per basic and diluted share, compared to a net loss of $1.4M or $0.28 per basic and diluted share for the third quarter of 2004, and compared to a net loss of $1.4M, or $0.23 per basic and diluted share for the second quarter of 2005. The net loss for the first nine months of 2005 was $4.5M, or $0.73 per basic and diluted share, compared to a net loss of $1.9M, or $0.41 per basic and diluted share for the comparable period in 2004. The net loss for the third quarter of 2005 included a one-time non-cash finance expense of $0.8M related to the accounting for a modification to the terms of an existing convertible note that occurred during the third quarter. During the third quarter, the Company took actions to reduce headcount by 10 positions as part of an ongoing cost reduction program. The full cost savings from these and other actions will be realized in future periods.

Professional services revenues grew 81% to $3.9M for the third quarter of 2005, compared to $2.2M for the third quarter of 2004, and grew 16% from $3.4M for the second quarter of 2005.

The Company reported a gross profit of $1.6M for the third quarter of 2005, or a gross margin of 40%, compared to a gross profit of $0.9M, or a gross margin of 34% in the third quarter of 2004, and compared to a gross profit of $1.4M, or a gross margin of 41% in the second quarter of 2005.

Operating expenses for the third quarter of 2005 were $2.7M, compared to $2.3M for the third quarter of 2004, and compared to $2.7M for the second quarter of 2005.

The Company’s cash position on September 30, 2005 was approximately $1.9M, unchanged from the period ending June 30, 2005. The Company’s short-term and long-term bank debt position on September 30, 2005 was $1.8M, compared to $2.6M on June 30, 2005. The Days of Sales Outstanding (DSO) for the Company in the third quarter of 2005 was 40 days, compared to 43 days in the second quarter of 2005.

“ViryaNet realized growth in overall revenue for the third quarter of 2005, reflecting sequential quarter and year-over-year improvement,” stated Samuel HaCohen, Executive Chairman of the Board, ViryaNet. “Professional services revenue grew significantly and reflected a substantial portion of the mix, but new license bookings were less than expected due to delays in several of our prospects’ decision making process. However, our sales pipeline is robust, and we expect that our bookings will increase in future quarters.”

The Company also recently announced changes to its management team. Industry veteran Memy Ish-Shalom, who served most recently as CEO, Wadago, Ltd., has been appointed to the position of President and CEO, ViryaNet. Paul V. Brooks, former President and CEO, has resigned for personal reasons. Jeff Oskin, former VP, International Sales, ViryaNet, has been promoted to the position of ViryaNet’s COO.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2005, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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VIRYANET LTD.

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31
	2005	2004
	Unaudited
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and short-term banks deposits	$1,867	$2,943
Trade receivables, net	1,707	1,446
Other receivables and prepaid expenses	654	888

Total current assets	4,228	5,277

SEVERANCE PAY FUND	704	735

PROPERTY AND EQUIPMENT, NET	310	310

GOODWILL	7,129	6,516

OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	2,379	1,560

Total assets	$14,750	$14,398

VIRYANET LTD.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2005	December 31, 2004
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$1,298	$1,513
Current maturities on long-term loan	526	1,045
Current maturities of long-term loan from related party	289	—
Trade payables	1,194	1,118
Deferred revenues	2,093	2,729
Other payables and accrued expenses	2,443	2,334
Convertible Note	384	—

Total current liabilities	8,227	8,739

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	—	261
Long-term loan from related party, net of current maturities	58	—
Convertible Note	3,612	2,500
Accrued severance pay	1,167	1,220

Total long-term liabilities	4,837	3,981

SHAREHOLDERS’ EQUITY:
Share capital	1,740	1,312
Additional paid-in capital	112,565	108,511
Deferred stock compensation	(11)	(50)
Accumulated other comprehensive loss	(366)	(348)
Accumulated deficit	(112,242)	(107,747)

Total shareholders’ equity	1,686	1,678

Total liabilities and shareholders’ equity	$14,750	$14,398

VIRYANET LTD.

VIRYANET LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended September 30		Nine months ended September 30,
	2005	2004 (*)	2005	2004 (*)
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Software licenses	$47	$651	$1,489	$3,024
Maintenance and services	3,918	2,166	9,610	6,756

Total revenues	3,965	2,817	11,099	9,780

Cost of revenues:
Software licenses	93	49	258	277
Maintenance and services	2,295	1,820	5,998	4,985

Total cost of revenues	2,388	1,869	6,256	5,262

Gross profit	1,577	948	4,843	4,518

Operating expenses:
Research and development	611	467	1,991	1,395
Sales and marketing	1,335	1,185	4,147	3,319
General and administrative	762	639	2,065	1,629
Total operating expenses	2,708	2,291	8,203	6,343

Operating loss	(1,131)	(1,343)	(3,360)	(1,825)
Financial expenses, net	904	78	1,128	123

Net loss	$(2,035)	$(1,421)	$(4,488)	$(1,948)

Basic and diluted net loss per share	$(0.30)	$(0.28)	$(0.73)	$(0.41)

Weighted average number of shares used in computing basic and diluted net loss per share	6,767,052	5,130,174	6,140,544	4,712,841

(*)	The effects of the changes in the Company’s accounting for revenue recognition, as previously reported by the Company, are reflected in the quarterly comparative results for 2004.